UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                    Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals Inc. forms alliance with Baxter Healthcare Corporation for rights to CoSeal® Surgical Sealant and Adhibit™ Anti-Adhesive Spray.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

February 25, 2003

By:

/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FORM 27
Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1

Reporting Issuer

Angiotech Pharmaceuticals, Inc.

Item 2

Date of Material Change

February 25, 2003

Item 3

Press Release/Publication/Filing

A press release providing notice of the material change was issued on February 25, 2003.

Item 4

Summary of Material Change

Angiotech announced today that it has entered into an agreement with Baxter Healthcare Corporation to create a strategic alliance, entitling Baxter to worldwide (excluding Japan and certain other territories) sales, marketing and distribution rights for the surgical sealant product CoSeal® and the surgical anti-adhesive product Adhibit™.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on Confidentiality Provisions of the Securities Acts

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Senior Officer

Contact:

David M. Hall, Chief Financial Officer
Telephone:   (604) 221-7676

Item 9

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to in this report.

Dated at the City of Vancouver, in the Province of British Columbia, this 25th day of February, 2003.

Angiotech Pharmaceuticals, Inc.

Per:

/s/ David M. Hall

DAVID M. HALL, CHIEF FINANCIAL OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE
NEWS RELEASE
FEBRUARY 25, 2003

ANGIOTECH FORMS ALLIANCE WITH BAXTER FOR RIGHTS TO

COSEAL® SURGICAL SEALANT AND ADHIBIT™ ANTI-ADHESIVE SPRAY

Vancouver, BC – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) is pleased to announce today that it has entered into an agreement with Baxter Healthcare Corporation to create a strategic alliance, entitling Baxter to worldwide (excluding Japan and certain other territories) sales, marketing and distribution rights for the surgical sealant product CoSeal® and the surgical anti-adhesive product Adhibit™. The parties have entered into an interim agreement, whereby Baxter will immediately initiate sales and distribution of CoSeal®. The parties will negotiate further agreements to support the strategic alliance. Angiotech anticipates that the alliance transaction would include an upfront fee of CDN$12 million and further payments up to CDN$22 million, and, in addition, a payment of revenue on sales of these products at a percentage in the low double digits.

CoSeal® has been sold in the United States since February of 2002. It received a CE mark for sale in the European Community in February of 2000 and FDA approval for cardiovascular indications in December 2001. Last week, Angiotech enrolled its first patient in a pulmonary sealant trial in Europe. A positive outcome will permit a European label expansion, allowing CoSeal® to be used in pulmonary surgery for the prevention of air leaks.

“Baxter is a leader in the field of biosurgery with a well-established global sales force, and we couldn’t be more pleased,” said Jeanne Bertonis, Vice President, Corporate Development. “They are uniquely positioned to optimize the delivery of these products to the physician and, ultimately, the patient.”

“The addition of CoSeal® surgical sealant to Baxter’s portfolio enables us to expand our role in the emerging biosurgery market,” said Greg Bosch, General Manager of Baxter’s BioSurgery business. “We are also very pleased to develop a relationship with Angiotech, whose expertise in PEG [polyethylene glycol]-based products complement our strategic focus on providing innovative therapeutic solutions for biosurgery and tissue regeneration.”

CoSeal® is a fully synthetic vascular sealant utilized to form a strong seal to prevent fluid leaks after surgical procedures. Adhibit™ is a fully synthetic sprayable barrier which binds to tissue and prevents surgical adhesions.

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics.

Statements in this press release regarding future financial and operating results arising from  the strategic alliance of Angiotech and Baxter, benefits and synergies of the strategic alliance, future opportunities for the strategic alliance, discovery and development of products, and intellectual property, and any other statements about Angiotech or Baxter managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to realize anticipated sales and synergies and cost savings in the strategic alliance; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; difficulties or delays in obtaining regulatory approvals to market products and services resulting from Angiotech’s development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and Baxter disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

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Angiotech Pharmaceuticals Contacts:

Rui Avelar (investors) ext. 6996

Cindy Yu (media) ext. 6901

Phone: (604) 221-7676